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                                                     SEC FILE NUMBER
                                                         1-11065
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                                                      CUSIP NUMBER
                                                        60646H106
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                                  UNITED STATES


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING



(Check One): [_]  Form 10-K  [_]  Form 20-F [_]  Form 11-K  [X]  Form 10-QSB
             [_]  Form N-SAR



                      For  Period  Ended:  March  31,  1996
                                           ---------------------------
                      [ ]  Transition Report on Form  10-K
                      [ ]  Transition  Report on Form 20-F
                      [ ]  Transition   Report  on  Form  11-K
                      [ ]  Transition  Report on Form 10-Q
                      [ ]  Transition Report on Form N-SAR
                      For the Transition Period Ended:
                                                       -----------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:
- - --------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

ENCON Systems, Inc.
- - --------------------------------------------------------------------------------

Full Name of Registrant
Mr. Bulb, Inc.
- - --------------------------------------------------------------------------------

Former Name if Applicable
86 South Street
- - --------------------------------------------------------------------------------

Address of Principal Executive Office (Street and Number)
Hopkinton, Massachusetts  01748-2213
- - --------------------------------------------------------------------------------

City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)  The subject annual report, semi-annual  report,  transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

         The Company is unable to file the Quarterly Report on Form 10-QSB (the "Form 10-QSB") for the three months ended March 31, 1996 primarily as a result of the Company hiring a new Chief Financial Officer, effective as of April 17, 1996. Because of the essential role played by the Chief Financial Officer is preparing the Form 10-QSB, including the preparation of the Company's financial statements, schedules and supporting documentation, and the limited amount of time that the new Chief Financial Officer had in which to prepare such materials, the Company is not able to file its Form 10-QSB at this time.

SEC 1344 (8-89)





PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

       Thomas A. Rosenbloom                     (617)              890-6600
       --------------------                     -----              --------
       (Name)                                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                             [X]  Yes    [_]  No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
       portion thereof?                                      [X]  Yes    [_]  No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       The Company anticipates that a significant change in its results of operations from the three months ended March 31, 1995 ("First Quarter 1995") will be reflected in the earnings statement to be included in the Company's Form 10-QSB for the three months ended March 31, 1996 ("First Quarter 1996"). For the First Quarter of 1995, the Company had net income of approximately $150,000 (after adjustment for the adoption at the end of Fiscal 1995 of a change in accounting principle). Based on the Company's preliminary estimates, the Company expects to report a net loss of approximately $500,000 for the First Quarter of 1996, of which approximately $400,000 is attributable to the Company's Canadian operations. The change from net income in the First Quarter of 1995 to a net loss in the First Quarter of 1996 is due primarily to: (i) significantly reduced sale revenues, especially from the Company's Canadian operations; (ii) an increase in the cost of goods sold; (iii) a decrease in the Company's profit margin; and (iv) a lack of resources to maximize the Company's Canadian operations.

- - --------------------------------------------------------------------------------


                               ENCON Systems, Inc.
     -----------------------------------------------------------------------

                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:            May 16, 1996                     By:   /s/Alan L. Freidman
     -----------------------------------             ----------------------
                                                     Alan L. Freidman, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

            -------------------------------------------------------
            -------------------------------------------------------
            -------------------------------------------------------

- - --------------------------------------------------------------------------------
                                   ATTENTION

 INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

- - --------------------------------------------------------------------------------


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.